Contact

www.linkedin.com/in/jarid-arnold-1088749b (LinkedIn)

Top Skills

Customer Service
Microsoft Office
Project Management

Certifications

Mirth Connect

Jarid Arnold

Technical Account Manager at PointClickCare Corp.
Nashville, Tennessee, United States

Summary

I'm an experienced IT professional working for a cloud-based healthcare software company. My skills consist of business intelligence, technical development, customer operations, and product design. It is my strong belief that innovation derives from the enriched manifestations of the collective human mind.

Experience

PointClickCare

4 years 4 months

Technical Account Manager
November 2022 - Present (1 year 1 month)

Technical Account Manager
August 2019 - October 2023 (4 years 3 months)
Baltimore, Maryland Area

Act as Technical consultant for healthcare products, services, and solutions for clients in Texas, Louisiana, Georgia, and Tennessee. Manage support ticket queues for hundreds of health systems and organizations. Monitor trends and perform statistical analysis for data quality improvements

BAYADA Home Health Care

Sr. Application Support Analyst
April 2019 - August 2019 (5 months)
Pennsauken, New Jersey

HealthShare Exchange

Technical Systems Analyst
February 2018 - March 2019 (1 year 2 months)
Greater Philadelphia Area

Supporting and enhancing HSX's health information exchange systems.

Computer Aid, Inc.

IT Analyst

December 2014 - February 2018 (3 years 3 months)
Allentown, Pennsylvania Area

Technical software support contractor for PPL Electric Utilities. Duties entailed L2 technical support, DBA, and project technical lead for PPL's Distribution and Transmission applications. Certified to work with FERC TFI and NERC CIP sensitive data.

Texas Roadhouse
Head Server
July 2014 - December 2014 (6 months)

Opening and closing duties, training new hires, and occasionally coordinating.

All-Seasons Lawn & Landscaping
Landscaper
May 2013 - August 2013 (4 months)

Personal assistant to the Owner

Beverly Hills Tavern
Server
May 2012 - August 2012 (4 months)

Stocking supplies, serving customers, handling bills, etc.

Education

University of Delaware
Master of Business Administration - MBA, Health/Health Care Administration/ Management · (2019 - 2021)

Bloomsburg University of Pennsylvania
Bachelor of Science (B.S.), Digital Forensics · (2010 - 2014)